Exhibit 99.2

Zhong Yang Financial Group Limited Announces Closing of $25,000,000 Initial Public Offering

Hong Kong China, June 3, 2022 – Zhong Yang Financial Group Limited (the “Company”) (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced the closing of its initial public offering (the “Offering”) of 5,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per share for total gross proceeds of $25,000,000 before deducting underwriting discounts and offering expenses. The Offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 750,000 additional Ordinary Shares at the initial public offering price, less underwriting discounts, within 45 days from the closing date of the Offering to cover over-allotments, if any. The Offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

Univest Securities, LLC served as lead book-running manager for the offering; Valuable Capital Limited served as joint book runner. Ortoli Rosenstadt LLP served as counsel to the Company, and Hunter Taubman Fischer & Li LLC served as counsel to the underwriters. Stevenson, Wong & Co. served as Hong Kong counsel to the Company.

The Company intends to use the proceeds from this Offering primarily for (i) development of Contract for Difference (“CFD”) products and services, especially to connect with top CFD liquidity providers such as UBS and Morgan Stanley to further develop its Hong Kong and global business, (ii) acquisitions and/or applications for licenses in New Zealand and Australia in other regulated securities, futures or/and other financial structured products related activities, when the appropriate time arises, (iii) optimization of sales network coverage and geographical coverage, conducting more Internet (online) related services and sales, development of CFD white label partners and introduction of broker services to further develop and strengthen the existing brokerage business, (iv) purchase of IT equipment and software to transform and upgrade our IT infrastructure and capacity, including online trading platforms, risk monitoring programs, and software and computer program structures that provide personalized trading and risk management functions, and (v) working capital, operating expenses and other general corporate purposes.

A registration statement on Form F-1 (File No. 333-259441) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on May 31, 2022. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Univest Securities, LLC by email at IBAssistDesk@univest.us or via standard mail to Univest Securities, LLC, 75 Rockefeller Plaza, Suite 18 C, New York, NY 10019. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zhong Yang Financial Group Limited

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@zyzq.com.hk

Investor Relations:

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)